EXHIBIT 17.1

Michele Coleman Mayes

155 East 31st Street, Apt. 15F

New York, New York 10016

November 9, 2007

Dr. John Michael Palms

Chairman of the Board of Directors

Assurant, Inc.

One Chase Manhattan Plaza

New York, NY 10005

Dear John:

In connection with my appointment as Senior Vice President and General Counsel of The Allstate Corporation, please accept my resignation from the board of directors of Assurant, Inc. effective Monday, November 12, 2007.

My resignation is due to the potential for a future actual or perceived conflict of interest, although none currently exists. My resignation is not related to any disagreement with Assurant, Inc., or any of its operations, policies or practices.

I have enjoyed serving on the board and extend my best wishes to Assurant, Inc., its directors, officers and staff.

Sincerely,

/s/ Michele Coleman Mayes